[redacted]

SEC Mail Processing Section
MAR 01 2010
Washington, DC
122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10029300

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15543

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Boenning & Scattergood Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Tower Bridge 200 Barr Harbor Drive Suite 300
(No. and Street)

West Conshohocken (City) PA (State) 19428-2979 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dale R. Weigand 610-684-5416
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/4

OATH OR AFFIRMATION

I, Dale R. Weigand, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boenning & Scattergood Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholder and
Board of Directors
Boenning & Scattergood Inc.

We have audited the accompanying statement of financial condition of Boenning & Scattergood Inc. (the "Company") as of December 31, 2009 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boenning & Scattergood Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
February 25, 2010

Sanville & Company

Boenning & Scattergood Inc.
Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalents	$ 275,969
Receivables:	
Clearing broker	1,471,518
Affiliates	2,108,971
Other	689,604
Securities owned, at value	7,543,131
Cash surrender value of life insurance	238,894
Deposit with clearing broker	100,000
Leasehold improvements, net	161,333
Goodwill	500,000
Prepaid compensation	658,826
Deposits and other prepaid expenses	413,856
Total assets	$ 14,162,102

Liabilities and Stockholder's Equity

Liabilities	
Securities sold, not yet purchased, at value	$ 63,359
Payable to clearing broker	77,744
Accounts payable and accrued expenses	5,699,121
Total liabilities	5,840,224
Commitments and contingent liabilities	
Stockholder's Equity:	
Common stock, $.0625 par value, authorized - 50,000 shares; issued - 4,065	254
Additional paid-in capital	1,566,816
Retained earnings	7,168,772
Treasury stock, at cost - 168 shares	(413,964)
Total stockholder's equity	8,321,878
Total liabilities and stockholders' equity	$ 14,162,102

The accompanying notes are an integral part of these financial statements.

Boenning & Scattergood Inc.
Statement of Operations
For the Year Ended December 31, 2009

Revenue		
Commissions	$	23,072,426
Net inventory and investment gain		14,132,928
Underwriting and investment banking		7,479,414
Fees and other revenue		2,068,598
Dividends and interest		600,928
Total income		47,354,294
Expenses		
Sales compensation and benefits		23,706,008
Other compensation and benefits		12,717,899
General and administrative expense		3,144,470
Communications and market data		2,668,900
Clearance and execution charges		2,539,806
Occupancy and equipment rental		1,801,491
Professional fees		1,189,276
Regulatory fees and expenses		386,631
Fees paid to affiliates		287,546
Interest		163,065
Total expenses		48,605,092
Net loss	$	(1,250,798)

The accompanying notes are an integral part of these financial statements.

Boenning & Scattergood Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2009

	Common Stock		Additional Paid-In	Retained	Treasury Stock		Total Stockholder's
	Shares	Amount	Capital	Earnings	Shares	Amount	Equity
Balances at January 1, 2009	4,065	$ 254	$ 1,566,816	$ 8,419,570	168	$ (413,964)	$ 9,572,676
Net loss for the year	-	-	-	(1,250,798)	-	-	(1,250,798)
Balances at December 31, 2009	4,065	$ 254	$ 1,566,816	$ 7,168,772	168	$ (413,964)	$ 8,321,878

The accompanying notes are an integral part of these financial statements.

Boenning & Scattergood Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2009

Subordinated borrowings at January 1, 2009	$	-
Increases:		2,500,000
Decreases:		(2,500,000)
Subordinated borrowings at December 31, 2009	$	-

The accompanying notes are an integral part of these financial statements.

Boenning & Scattergood Inc.

Statement of Cash Flows

For the Year Ended December 31, 2009

Cash flows from operating activities:		
Net loss	$	(1,250,798)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization		37,904
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Receivables:		
Clearing broker		3,585,646
Affiliates		(498,970)
Other		74,745
Securities owned		(2,437,720)
Cash surrender value of life insurance		89,817
Prepaid compensation		186,207
Deposits and other prepaid expenses		(56,734)
Increase (decrease) in liabilities:		
Securities sold, not yet purchased		(650,096)
Payable to clearing broker		77,744
Accounts payable and accrued expenses		(533,627)
Net cash used in operating activities:		(1,375,882)
Cash flows from investing activities:		
Purchase of leasehold improvements		(153,101)
Net cash used in investing activities:		(153,101)
Net decrease in cash		(1,528,983)
Cash and cash equivalents at beginning of year		1,804,952
Cash and cash equivalents at end of year	$	275,969
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	163,065

The accompanying notes are an integral part of these financial statements.

1. Organization

Boenning & Scattergood Inc. ("The Company") is a duly registered broker dealer and investment advisor with the Securities and Exchange Commission ("SEC") and is a registered broker dealer with the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the 1914 Advisors name for its investment advisory business. The Company is a wholly owned subsidiary of Boenning & Scattergood Holdings, Inc. ("Holdings"). The Company, like other broker dealers and investment advisors, is directly affected by general economics and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies

Financial Accounting Standards Board Launches Accounting Standards Codification - The Financial Accounting Standards Board ("FASB") has issued FASB ASC 105 (formerly FASB Statement No. 168), The "FASB Accounting Standards Codification™" and the Hierarchy of Generally Accepted Accounting Principles ("GAAP") ("ASC 105"). ASC 105 established the FASB Accounting Standards Codification™ ("Codification" or "ASC") as the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative.

Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates, which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. GAAP is not intended to be changed as a result of the FASB's Codification project, but it will change the way the guidance is organized and presented. As a result, these changes will have a significant impact on how companies reference GAAP in their financial statements and in their accounting policies for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has implemented the Codification as of December 31, 2009.

The following are the significant accounting policies followed by the Company:

Securities transactions - Securities transactions (and related commission revenue and expense, if applicable) are recorded on a trade date basis.

Investment banking revenues – Fees for investment banking services are recorded when the transaction has been completed. Expenses are recorded as incurred. Fees for investment banking services also include fees earned from providing merger and acquisition and financial restructuring advisory services. These fees are recorded when earned.

Cash and cash equivalents - The Company includes as cash and cash equivalents amounts invested in money market mutual funds.

2. Summary of Significant Accounting Policies (continued)

Concentration of credit risks - The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Amortization – Leasehold improvements are stated at cost and amortized over the term of the respective lease.

Income taxes – The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code and similar state provisions. Under these provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Accordingly, no provision has been made for federal or state income tax for the year ended December 31, 2009, in the accompanying financial statements.

Fair value - As required by the fair value topic of the FASB Accounting Standards Codification, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The topic also establishes a framework for measuring fair value, and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. The three-tier hierarchy of inputs is summarized below:

Level 1 - quoted prices in active markets for identical investments
Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels as of December 31, 2009:

Securities owned:	Level 1	Level 2	Level 3
Common stocks	$ 3,080,079	$ -	$ 804,996
Options	6,950	-	-
Corporate debt obligations	3,120,568	-	-
Municipal obligations	530,538	-	-
Total	$ 6,738,135	$ -	$ 804,996
Securities sold not yet purchased:			
Common stocks	$ 37,330	$ -	$ -
Corporate debt obligations	26,029	-	-
Total	$ 63,359	$ -	$ -

2. Summary of Significant Accounting Policies (continued)

Following is a reconciliation of investments in which significant unobservable inputs (Level 3) were used in determining fair value:

Balance as of 12/31/08	$ 804,996
Realized gain (loss)	-
Change in unrealized appreciation/depreciation	-
Net purchases (sales)	-
Net transfer in and/or out of Level 3	-
Balance as of 12/31/09	$ 804,996

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions. Management has evaluated subsequent events through February 25, 2010, the date the financial statements were issued.

3. Leasehold Improvements

Leasehold improvements are summarized as follows:

Leasehold improvements	$	790,675
Less accumulated amortization		(629,342)
	$	161,333

Amortization expense totaled $37,904 for the year ended December 31, 2009.

4. Operating Leases

The Company leases office space and equipment for its main offices and sales offices under various operating lease agreements expiring in years 2010 through 2013. The Company also has licenses for market data information that expire in years 2010 through 2013.

Equipment lease expense, including market data licenses, and the annual aggregate office rental for the year ended December 31, 2009 was $609,590 and $1,540,375, respectively.

The following is a schedule by years of future minimum lease payments under operating leases:

Year		Offices		Equipment and Market Data
2010	$	1,528,487	$	500,409
2011		1,523,716		177,741
2012		1,443,017		87,282
2013		1,021,579		7,036

5. Deposit With and Receivable from Clearing Broker

The Company maintains a clearing agreement with First Clearing Corporation ("FCC"). Under the agreement the Company maintains a clearing deposit of $100,000. The Company carries its equity, corporate debt, U.S. government and municipal inventory with FCC. FCC will finance the Company's inventory under normal margin terms. The Company pays interest on any amount payable to FCC at brokers' call rate, which was 2% at December 31, 2009. The Company also receives interest at brokers' call rate for any funds on deposit for the inventory balances.

6. Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of section (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through FCC at December 31, 2009.

7. Financial Instruments With Off Balance Sheet Risk

In the normal course of business, the Company is a party to financial instruments with off balance sheet risk. These financial instruments include outstanding delayed delivery, underwriting, futures commitments and options contracts that involve elements of risks in excess of the amounts recognized in the statement of financial condition. These contracts are entered into as part of the Company's market risk management, trading and financing activities. These contracts are valued at market, and unrealized gains and losses are reflected in the financial statements. As of December 31, 2009, the Company held no derivative financial instruments used for hedging purposes.

The Company adopted FASB Accounting Standards Codification guidance regarding "Disclosures about Derivative Instruments and Hedging Activities" effective January 1, 2009. This guidance requires enhanced disclosures about the Company's derivative and hedging activities, including how such activities are accounted for and their effect on the Company's financial position, performance and cash flows. The Company invested in derivative instruments during the year ended December 31, 2009. The amounts of such derivative instruments were immaterial to the Company's statement of financial condition.

8. Commitments and Contingent Liabilities

In the normal course of business the Company enters into underwriting commitments. There were no transactions open at December 31, 2009 relating to such underwriting commitments.

The Company from time to time has been a defendant in lawsuits incidental to its securities business. Currently, there is one matter pending that outside legal counsel is not able to estimate the likelihood of an unfavorable outcome or the range of any potential loss. The Company intends to vigorously defend against this action.

9. Net Capital Requirements

Pursuant to the net capital provisions of the SEC, the Company is required to maintain net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009 the Company had net capital and capital requirements of $2,014,458 and $666,000 (minimum), respectively. The Company's net capital ratio was 2.83 to 1.

10. 401(K) Savings and Profit Sharing Plan

Employees of the Company may participate in a 401(K) savings plan, whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length-of-service requirements. The Company made no contribution to the profit sharing component of the plan for the year ended December 31, 2009.

11. Goodwill

There was no change in the carrying amount of goodwill for the year ended December 31, 2009. The balance remains at $500,000.

The FJM Department is tested at least annually for impairment. Based on the performance of the FJM Department as of December 31, 2009 and expected profits and cash flows for the next three years, there is no impairment to be recognized for the year ended December 31, 2009. The fair value of the FJM Department was estimated using the expected present value of future cash flows.

12. Intercompany Transactions

The Company leases furniture and equipment from Holdings. The lease payments totaled $287,586 for the year ended December 31, 2009.

The Company had made loans to Aqua Terra, a former affiliate, to fund its operations. For the year ended December 31, 2009 the loans totaled $252,786 and the total loan receivable at December 31, 2009 was $1,550,044. No interest was paid on this loan. These loans were assumed by Holdings as of December 31, 2009. The Company also made advances to Holdings. For the year ended December 31, 2009 the advances totaled $250,301 and the total receivable at December 31, 2009 was $558,927.

Boenning & Scattergood Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2009

Schedule I

COMPUTATION OF NET CAPITAL		
Total stockholder's equity	$	8,321,878
Deduct stockholder's equity not allowable for Net Capital:		-
Total stockholder's equity qualified for Net Capital		8,321,878
Deductions and/or charges:		
Non-allowable assets:		
Cash on hand		1,500
Receivable from clearing broker		56,688
Receivable from affiliate		2,113,803
Other receivables		598,622
Non-marketable securities		804,996
Leasehold improvements, net		161,333
Goodwill		500,000
Prepaid compensation		443,409
Deposits and other prepaid expenses		413,855
Total non-allowable assets		5,094,206
Net Capital before haircuts on securities positions		3,227,672
Trading and investment securities		
Exempted securities		30,363
Debt securities		310,991
Options		3,475
Other securities		867,533
Other (money market)		852
Total haircuts		1,213,214
Net Capital	$	2,014,458
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	5,699,121
Total aggregate indebtedness	$	5,699,121
Percentage of aggregate indebtedness to Net Capital		2.83
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $5,699,121)	$	379,941
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	666,000
Net Capital requirement	$	666,000
Excess Net Capital	$	1,348,458
Excess Net Capital at 1000%	$	1,444,546

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Boenning & Scattergood Inc.

Computation for Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009 **Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(2)(ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Shareholder and
Board of Directors
Boenning & Scattergood, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Boenning & Scattergood, Inc. (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 25, 2010

Sanville & Company

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholder and
Board of Directors
Boenning & Scattergood Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009 which were agreed to by Boenning & Scattergood Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement journal entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers prepared by management noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected Form SIPC-7T and in the related schedules and working papers prepared by management supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 25, 2010

SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(27-REV 3/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 1 7a-5:

Boenning & Scattergood Inc.
4 Tower Bridge, Ste 300
200 Barr Harbor Drive
West Conshohocken, PA 194258-2977

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Christina Chrobocinski 610-832-1212

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 85,650

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) 26,639
(For all fiscal year ends except January, February, or March)
11/24/09
Date Paid

C. Less prior overpayment applied ______

D. Assessment balance due 59,011

E. Interest computed on late payment (see instructions E) for ____ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 59,011

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 59,011

H. Overpayment carried forward $ ______

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Boenning & Scattergood Inc.
(Name of Corporation, Partnership or other organization)

______
(Authorized Signature)

Dated the ______ day of ______, ______

Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending December 31, 2009

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	36,633,304
2b. Additions:	
(1)Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2)Net loss from principal transactions in securities in trading accounts.	
(3)Net loss from principal transactions in commodities in trading accounts.	
(4)Interest and dividend expense deducted in determining item 2a.	
(5)Net loss from management of or participation in the underwriting or distribution of securities.	
(6)Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7)Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1)Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	567,943
(2)Revenues from commodity transactions.	
(3)Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	982,777
(4)Reimbursements for postage in connection with proxy solicitation.	
(5)Net gain from securities in investment accounts.	
(6)100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7)Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 1 6(9)(L) of the Act).	418,531
(8)Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 131,417	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 404,074	
Enter the greater of line (i) or (ii)	404,074
Total deductions	2,373,325
2d.SIPC Net Operating Revenues	$ 34,259,979
2e.General Assessment @ .0025	$ 85,650

Boenning & Scattergood Inc.

Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2009

Boenning & Scattergood Inc.
TABLE OF CONTENTS
December 31, 2009